SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Leap Wireless International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock
(Title of Class of Securities)
521863308
(CUSIP Number of Class of Securities (Underlying Common Stock))
S. Douglas Hutcheson
President and Chief Executive Officer
5887 Copley Drive
San Diego, California 92111
(858) 882-6000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Barry M. Clarkson, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130
(858) 523-5482
Calculation of Filing Fee

Transaction valuation	Amount of filing fee*

N/A	N/A
* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 12. Exhibits.
EX-99.2

     Attached are (i) the preliminary proxy statement (the “Preliminary Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) on the date hereof by Leap Wireless International, Inc. (“Leap”) relating to its Annual Meeting of Stockholders to be held on July 28, 2011 (the “Annual Meeting”), which contains a proposal to be submitted to Leap’s stockholders to approve a stock option exchange program for employees other than Leap’s executive officers and directors (the “Option Exchange Program”), and (ii) a written communication sent by Leap’s President and Chief Executive Officer to certain employees on June 17, 2011 regarding the Option Exchange Program. Neither the Preliminary Proxy Statement nor the communication attached as an exhibit to this Schedule TO constitutes an offer to holders of Leap’s outstanding stock options to exchange those options.
     Leap has not commenced the Option Exchange Program. Whether the Option Exchange Program commences is conditioned upon stockholder approval. Upon commencement of the Option Exchange Program, Leap will file a tender offer statement on Schedule TO and related exhibits and documents with the SEC, which should be read by all of Leap’s employees holding options that are eligible to participate in the exchange.
     Leap, its directors and executive officers will be participants in the solicitation of proxies in connection with the Annual Meeting. Important information concerning the identity and interests of Leap’s directors and executive officers is set forth in the Preliminary Proxy Statement.
     Leap’s tender offer statement, definitive proxy statement, any other relevant documents and other materials filed with the SEC concerning Leap will be, when filed, available free of charge at http://www.sec.gov and http://investor.leapwireless.com. Stockholders should carefully read these materials when they become available before making any voting decision.
Item 12. Exhibits.

Exhibit
Number	Description
99.1	Preliminary Proxy Statement for the 2011 Annual Meeting of Stockholders (filed with the SEC on June 17, 2011 and incorporated herein by reference).

99.2	Communication from Leap’s President and Chief Executive Officer to employees regarding the proposed Option Exchange Program, dated June 17, 2011.